SECURITIES AND EXCHANGE COMMISSION

                           Washington, DC  20549



(Mark One)

                                FORM 11-K
 X               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
----         THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
                FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                    or

               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
            THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
              FOR THE TRANSITION PERIOD FROM           to




                      COMMISSION FILE NUMBER 1-3608




                   WARNER-LAMBERT SAVINGS AND STOCK PLAN
                      FOR COLLEAGUES IN PUERTO RICO




                         WARNER-LAMBERT COMPANY
        (Name of issuer of securities held pursuant to the plan)


                              201 Tabor Road
                     Morris Plains, New Jersey  07950
             (Address of issuer's principal executive offices




















            WARNER-LAMBERT
        SAVINGS AND STOCK PLAN
     FOR COLLEAGUES IN PUERTO RICO
         FINANCIAL STATEMENTS
          DECEMBER 31, 1998
        and DECEMBER 31, 1999


                       WARNER-LAMBERT
                  SAVINGS AND STOCK PLAN
              FOR COLLEAGUES IN PUERTO RICO
              INDEX TO FINANCIAL STATEMENTS
                                                     Page(s)
                                                     =======
Report of Independent Accountants                        2

Statement of Net Assets Available for Benefits
 with Fund Information as of December 31, 1998           3

Statement of Net Assets Available for Benefits
 with Fund Information as of December 31, 1997           4

Statement of Changes in Net Assets Available
 for Benefits with Fund Information for the
 year ended December 31, 1998                            5

Statement of Changes in Net Assets Available             6
 for Benefits with Fund Information for the year ended December 31, 1997

Notes to Financial Statements                          7 - 11

* Additional Information:
  Schedule I  -  Schedule of Assets Held for Investment
                 Purposes At December 31, 1998           12

Signature                                                13

Exhibit I   -  Master Trust Statement of Net Assets
               Available for Benefits with Fund
               Information as of October 31, 1998
               and 1997                                14 - 15

Exhibit II  -  Master Trust Statement of Changes in
               Net Assets Available for Benefits with
               Fund Information for the years ended
               October 31, 1998 and 1997               16 - 17

Exhibit III -  Notes to the Master Trust Financial
               Statements                              18 - 19

Consent of Independent Accountants                     20


* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable

               REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico

In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statements of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits with fund information and the statements of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund.
Schedule I and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






May 19, 1999



                                                      WARNER-LAMBERT
                                                  SAVINGS AND STOCK PLAN
                                                FOR COLLEAGUES IN PUERTO RICO
                                               STATEMENT OF NET ASSETS AVAILABLE
                                              FOR BENEFITS WITH FUND INFORMATION
                                                  AS OF DECEMBER 31, 1998
                                                   (Dollars in Thousands)

                            W-L      W-L
                         Company  Colleague                       Fixed                            Small-Cap
                          Stock     Stock     Loan     S&P 500   Income   International  Balanced   Value
                          Fund      Fund      Fund      Fund      Fund        Fund         Fund      Fund     Total
                         -------  ---------  -------   ------   --------- ------------   --------  --------  -------
Assets:

Investment in Warner-
 Lambert Master Trust,
 at fair value           $ 10,925  $ 16,449  $     -  $ 1,993   $  2,111  $      170     $    223  $   191   $ 32,062

Participant loans               -         -      782        -          -           -            -        -        782

Receivables:
 Participant contributions      -        26        -        1          6           -            -        -         33
Company contributions           6         -        -        -          -           -            -        -          6
                         --------  --------  -------  -------   --------  ----------     --------  -------   --------

Net assets available for
 benefits                $ 10,931  $ 16,475  $   782  $ 1,994   $  2,117  $      170     $    223  $   191   $ 32,883
                         ========  ========  =======  =======   ========  ==========     ========  =======   ========

The accompanying notes are an integral part of the financial statements

                                                        WARNER-LAMBERT
                                                    SAVINGS AND STOCK PLAN
                                                FOR COLLEAGUES IN PUERTO RICO
                                              STATEMENT OF NET ASSETS AVAILABLE
                                              FOR BENEFITS WITH FUND INFORMATION
                                                     AS OF DECEMBER 31, 1997
                                                     (Dollars in Thousands)


                                 W-L       W-L
                               Company   Colleague             Fixed                                Small-Cap
                                Stock     Stock      S&P 500  Income    International   Balanced     Value
                                Fund      Fund        Fund     Fund          Fund          Fund        Fund    Total
                              -------   --------    -------   ------    -------------   --------    -------  --------
Assets:

Investment in Warner-
 Lambert Master Trust, at
 fair value                  $  5,812   $  8,239    $ 1,693  $  2,416   $         146   $    157    $   210   $18,673

Participant loans                 114        177         33       143               3          -          -       470
                             --------   --------    -------  --------   -------------   --------    -------   -------
Net assets available for
 benefits                    $  5,926   $  8,416    $ 1,726  $  2,559   $         149   $    157    $   210   $19,143
                             ========   ========    =======  ========   =============   ========    =======   =======


The accompanying notes are an integral part of the financial statements.



                         WARNER-LAMBERT SAVINGS AND STOCK PLAN
                             FOR COLLEAGUES IN PUERTO RICO
                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
         FOR BENEFITS WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1998
                               (Dollars in Thousands)

                              W-L Co.   W-L Colleague                   Fixed     Int'l               Small-Cap
                               Stock       Stock    Loan     S&P 500   Income     Stock   Balanced    Value
                               Fund        Fund     Fund      Fund     Fund       Fund      Fund       Fund     Total
                              -------    --------  -------   -------  --------  --------  --------   --------  -------
Additions to net assets attributable to:
Investment income from the
 Warner-Lambert Master Trust  $ 4,984    $  6,976  $     -   $   477  $    139  $     25  $     27   $   (20)  $12,608
Investment income from
 participant loans                 16          29        -         2         3         -         -         -        50
Contributions:
 Participant                        -       2,201        -       288       403        57        64        59     3,072
 Company                          873           -        -         -        20         -         -         -       893
Loan repayments                    98         173     (326)       22        27         1         3         2         -
                              -------    --------  -------   -------  --------  --------  --------   -------   -------
Total additions                 5,971       9,379     (326)      789       592        83        94        41    16,623
                              -------    --------  -------   -------  --------  --------  --------   -------   -------

Distributions from net assets attributable to:
 Distributions to participants   (600)     (1,345)     (30)     (339)     (411)      (31)      (16)      (15)   (2,787)
 Loan issuances                  (247)       (320)     668       (32)      (63)        -        (4)       (2)        -
 Administrative expenses           (5)        (63)       -        (7)      (17)       (1)       (2)       (1)      (96)
 Interfund transfers             (114)        408      470      (143)     (543)      (30)       (6)      (42)        -
                              -------    --------  -------   -------  --------   -------  --------   -------   -------
Total deductions                 (966)     (1,320)   1,108      (521)   (1,034)      (62)      (28)      (60)   (2,883)
                              -------    --------  -------   -------  --------   -------- --------   -------   -------
Increase(decrease) in net
 assets during the year         5,005       8,059      782       268      (442)        21       66       (19)   13,740

Net assets available for benefits:
 Beginning of period            5,926       8,416        -     1,726     2,559        149      157       210    19,143
                              -------    --------  -------   -------  --------   -------- --------   -------   -------
 End of period               $ 10,931    $ 16,475  $   782   $ 1,994  $  2,117   $    170 $    223   $    191  $32,883
                             ========    ========  =======   =======  ========   ======== ========   ========  =======


The accompanying notes are an integral part of the financial statements

                            WARNER-LAMBERT SAVINGS AND STOCK PLAN
                                 FOR COLLEAGUES IN PUERTO RICO
                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
         FOR BENEFITS WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1997
                                    (Dollars in Thousands)

                                 W-L        W-L
                               Company   Colleague              Fixed                             Small-Cap
                                Stock      Stock     S&P 500   Income   International   Balanced    Value
                                 Fund      Fund        Fund     Fund         Fund         Fund      Fund      Total
                               -------   --------    -------   ------   -------------   --------   -------   --------
Additions to net assets attributable to:
Investment income from the
 Warner-Lambert Master Trust   $ 2,401    $ 2,984    $   430   $  147     $       4     $     27   $    42    $ 6,035

Investment income from
 participant loans                   6         17          4        4             1            -         -         32
Contributions:
 Participant                         -      1,276        236      469            65           67        66      2,179
 Company                           352          1          -        2             -            -         -        355
                               -------   --------    -------   ------     ---------     --------   -------   --------
Total additions                $ 2,759   $  4,278    $   670   $  622     $      70     $     94   $   108   $  8,601
                               -------   --------    -------   ------     ---------     --------   -------   --------
Deductions from net assets attributable to:
 Distribution to participants     (429)      (801)      (121)    (420)          (27)         (27)      (11)    (1,836)
 Administrative expenses           (11)       (45)        (8)     (24)           (2)          (2)       (2)       (94)
 Interfund transfers                 -        592       (171)    (341)          (40)         (37)       (3)         -
                               -------   --------    -------   ------     ---------     --------   -------   --------
Total deductions                  (440)      (254)      (300)    (785)          (69)         (66)      (16)    (1,930)
                               -------   --------    -------   ------     ---------     --------   -------   --------
Increase(decrease) in net
 assets during the year          2,319      4,024        370     (163)            1           28        92      6,671

Net assets available for benefits:
 Beginning of period             3,607      4,392      1,356    2,722           148          129       118     12,472
                               -------   --------    -------   ------     ---------     --------   -------   --------
 End of period                 $ 5,926   $  8,416    $ 1,726   $2,559     $     149     $    157   $   210   $ 19,143
                               =======   ========    =======   ======     =========     ========   =======   ========

The accompanying notes are an integral part of the financial statements.


                          WARNER-LAMBERT
                      SAVINGS AND STOCK PLAN
                   FOR COLLEAGUES IN PUERTO RICO
                   NOTES TO FINANCIAL STATEMENTS
                      (Dollars in Thousands)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements of the Warner-Lambert Savings and Stock
Plan for Colleagues in Puerto Rico (the "Plan") are prepared on the accrual basis of accounting.

Master Trust Arrangement

The assets of the Plan have been commingled with the assets of the Warner-Lambert Savings and Stock Plan (collectively referred to as the "Plans"), for investment and administrative purposes in the Warner-Lambert Company Master Trust (the "Master Trust"). The Plans do not own specific Master Trust assets but rather maintain an undivided beneficial interest in such assets. Each Plan's interest in the Trust is credited or charged for contributions, transfers and distributions. Realized gains and losses and changes in net unrealized appreciation or depreciation on investments were allocated to the Plans based upon each Plan's beneficial interest in the net assets of the Master Trust.

Expenses

All expenses incurred are borne by the Plan.


NOTE 2 - DESCRIPTION OF THE PLAN:

The Plan is a defined contribution profit-sharing savings plan covering employees of Warner-Lambert Company (the "Company") in Puerto Rico who meet certain eligibility and participation requirements. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

Contributions

Participants may elect to contribute into the Plan from a minimum of 1% up to a maximum of 15% of their basic earnings each year. Participants have the option of contributing on a before-tax basis and/or an after-tax basis. The Company contributes for each participant an amount equal to 35% and 25% of such participant's before-tax and after-tax contributions, respectively, limited to those participant contributions less than or equal to 6% of the participant's basic earnings. Based upon the participation and vesting requirements of the Plan, additional lump-sum matching contributions are recorded each year of 25% to 65% of such participants' contributions, up to 6% of base earnings, based upon growth in the Company's earnings-per-share versus the prior year. All Company matching contributions are invested in the Warner-Lambert Company Stock Fund.

In 1997, the Internal Revenue Service approved a Voluntary Compliance Resolution ("VCR") submitted by Warner-Lambert Company designed to make contributions to the accounts of thirty (30) employees who were not notified on in a timely fashion of their eligibility to participate in the Plan. In 1997, concurrent with the VCR, contributions were to be credited to affected participants' accounts in the same manner as their current contributions. For employees who were not contributing to the Plan at the time of the VCR, contributions would be invested in the Fixed Income Fund. Corrective measures have been implemented to ensure that the same operational defect will not subsequently occur.

Investment Options

Participants can elect to have their contributions invested in any of the funds noted below, with the exception of the Warner-Lambert Company Stock Fund. At age fifty-five, participants can transfer assets out of the Warner-Lambert Company Stock Fund into other investment funds. A description of all of these funds are as follows:

WARNER-LAMBERT COMPANY STOCK FUND - This fund invests employer contributions in Warner-Lambert Company common stock.

WARNER-LAMBERT COLLEAGUE STOCK FUND - This fund invests in Warner-Lambert common stock, to provide an additional opportunity to participate in the performance of Warner-Lambert Company common stock.

S&P 500 FUND - This fund invests in substantially all common stocks that make up the S&P 500 to match, as closely as possible, the performance of the S&P 500 Composite Stock Index.

FIXED INCOME FUND - This fund invests in marketable fixed income securities, as well as a diversified mix of guaranteed investment contracts, bank investment contracts, structured investment contracts, and separate account contracts issued by high-quality companies, to provide stability of principal value, minimal credit risk and current income.

INTERNATIONAL STOCK FUND - This fund invests primarily in stocks of established growth companies outside the U.S., predominantly in Europe, East Asia, Australia, Canada, as well as other areas, to provide diversification of an international fund, as well as the opportunity for long-term capital growth.

BALANCED FUND - This fund invests in a balanced mix of approximately 60% stocks and 40% bonds, to provide long-term growth of capital from stocks and current income from bonds.

SMALL-CAP VALUE FUND - This fund invests in stocks of small companies believed to be undervalued at the time of purchase and have potential for capital growth, to provide long-term capital growth.

Changes in the participants' allocations relating to their contributions and the allocation of past contributions and earnings can be requested at any time. A participant may also suspend contributions or withdraw from the Plan at any time, subject to certain restrictions and penalties.

Vesting

Generally, participating employees become fully vested in Company contributions made on their behalf to the Plan after completing three years of Plan membership or five years of service. Forfeitures reduce contributions otherwise due from the Company. Forfeitures for the plan years 1998 and 1997 were $24 and $15, respectively.

Participant Loans

Loans may not exceed the lesser of (1) fifty thousand dollars or
(2) 50% of the participant's before-tax account balance and the vested account balance in the Warner-Lambert Company Stock Fund. Each loan must be for a minimum of five hundred dollars. All loans will be repaid with interest at a rate that is equal to the prime rate effective at the close of business on the last business day of the month before the loan is taken. Such rate remains in effect for the life of the loan. The term of the loan shall not exceed 48 months. A participant may take only one loan per calendar year and only two loans will be permitted to be outstanding at any time. Participant loans are presented at cost, which approximates fair value. For administrative purposes a loan fund has been created.

Benefit Payments

Upon retirement, total disability, or death, participants may elect to have account balances paid as a lump sum payment or in annual installments, or they can purchase an annuity contract. If employment is terminated for any other reason, participants can elect to have a lump-sum payment of participant account balances in the Warner-Lambert Company Stock Fund if vested, and all other savings investment funds.

Plan Termination

In the event of termination of the Plan, or if there is a complete discontinuance of contributions under the Plan, all rights of participants in accumulated investments credited to them become fully vested. If the Plan is terminated by resolution of the Warner-Lambert Company Board of Directors, the balance in accumulated investments credited to each participant shall be distributed to the participant.


NOTE 3 - PUERTO RICO AND TAX STATUS OF THE PLAN:

The Bureau of Income Tax of the Department of the Treasury of the Commonwealth of Puerto Rico has ruled that the Plan qualifies under section 165(a) of the Puerto Rico Income Tax Act of 1954 ("The Act") and is, therefore, not subject to tax under present income tax law. The Plan, being exempt under Section 165(a) of the Act is subject to the provision of Section 404, which requires the trust to file an annual return stating income, receipts, disbursements, and other pertinent information. Further, the Plan has received a determination letter advising that the original plan and subsequent amendments through October 1, 1993 are qualified under Section 165(a) of the Puerto Rico Income Tax Act of 1954, as amended, and will be treated for purposes of Section 501(a) of the Internal Revenue Code as an organization described in Section 401(a) of the Internal Revenue Code by reason of Section 1022(i)(1) of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Company believes that the Plan is designed and is currently being operated with the applicable requirements of the Internal Revenue Code. Therefore no provision for income taxes has been taken.


NOTE 4 - PLAN ADMINISTRATION:

The Retirement and Savings Plan Committee of the Warner-Lambert Company Board of Directors (the "Committee") monitors and reports on the selection and termination of trustees and investment managers and on the investment activity and performance. The Committee also implements the overall asset allocation guidelines as established by the Board of Directors and decides on benefit appeals. The Investment Committee, established by the Warner-Lambert Company Board of Directors, is responsible for the daily administration of the Plan, including oversight of plan investments, plan trustees and investment managers.


NOTE 5 - MASTER TRUST FINANCIAL INFORMATION:

At December 31, 1998 and 1997, the Plan has a 1.6% and 1.4% interest, respectively, in the Master Trust. The financial statements for the Master Trust are prepared on the modified cash basis. The financial statements for the years ended October 31, 1998 and 1997 follow. The Plan's financial statements have been adjusted for November and December activity. All adjustments necessary to reflect the Plan's financial statements on an accrual basis have been made

 SCHEDULE I
                         Warner-Lambert
                     Savings and Stock Plan
                 for Colleagues in Puerto Rico
                       Schedule of Assets
                  Held for Investment Purposes
                      at December 31, 1998
                     (Dollars in Thousands)




                                                     Current
                                           Cost       Value
                                         --------  -----------

Investment in Warner-Lambert Master
    Trust                                $12,851     $ 32,101



Participant loans                              -          782
(Interest rate 6.0% - 10.0%)             -------     --------
(Maturity dates 1/1/1999 - 12/31/2003)   $12,851     $ 32,883
                                         =======     =======





                            SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Warner-Lambert Investment Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                              WARNER-LAMBERT SAVINGS
                              AND STOCK PLAN FOR COLLEAGUES
                              IN PUERTO RICO



Date:  June 3, 1999          By:  /s/  Ernest J. Larini
                                  --------------------------
                                  Ernest J. Larini
                                  Chairman
                                  Warner-Lambert Investment
                                    Committee

EXHIBIT I
 1 of 2

                                                  WARNER-LAMBERT COMPANY
                                                       MASTER TRUST
                                              STATEMENT OF NET ASSETS AVAILABLE
                                             FOR BENEFITS WITH FUND INFORMATION
                                                  AS OF OCTOBER 31, 1998
                                                  (Dollars in Thousands)

                                W-L        W-L
                              Company    Colleague             Fixed                  Combined    Combined
                               Stock       Stock    S&P 500    Income     Combined    One-Step     Income
                                Fund       Fund       Fund      Fund    Growth Funds  Mix Funds    Funds       Total
                              -------    --------   -------    ------   ------------  ---------   --------   ---------

Investments at fair value:
 Warner-Lambert Common Stock  $978,159   $641,202   $     -   $     -   $       -    $      -    $      -   $1,619,361

 Equity Funds                       -          -    138,238         -     104,183      42,962       5,038      290,421

 Short-term investments             -          -          -    45,653           -           -           -       45,653

Investments at contract value:
 Group annuity contracts            -          -          -    39,334           -           -           -       39,334

 Investment contracts               -          -          -    76,807           -           -           -       76,807
                             --------   --------   --------  --------  ----------    --------     -------   ----------
Net assets available for
 benefits                    $978,159   $641,202   $138,238  $161,794  $  104,183    $ 42,962     $ 5,038   $2,071,576
                             ========   ========  ========   ========  ==========    ========    ========   ==========


The accompanying notes are an integral part of the financial statements.

EXHIBIT I
 2 of 2
                                                   WARNER-LAMBERT COMPANY
                                                        MASTER TRUST
                                              STATEMENT OF NET ASSETS AVAILABLE
                                              FOR BENEFITS WITH FUND INFORMATION
                                                   AS OF OCTOBER 31, 1997
                                                   (Dollars in Thousands)

                                   W-L         W-L
                                 Company    Colleague             Fixed     Combined    Combined   Combined
                                  Stock       Stock     S&P 500   Income     Growth     One-Step    Income
                                   Fund       Fund       Fund      Fund       Fund      Mix Fund    Funds     Total
                                 -------    ---------   -------   ------   ----------  ---------  --------- ---------

Investments at fair value:
 Warner-Lambert common stock   $ 643,205   $ 374,438  $      -  $      -  $       -   $      -   $      -  $1,017,643

 Equity funds                          -           -   123,887         -    103,217     34,132      1,570     262,806

 Short-term investments                -           -         -    14,654          -          -          -      14,654

Investments at contract value:
 Group annuity contracts               -           -         -    42,258          -          -          -      42,258

 Investment contracts                  -           -         -    87,418          -          -          -      87,418
                               ---------   ---------  --------  --------   --------   --------   --------  ----------

Net assets available for
 benefits                      $ 643,205   $ 374,438  $123,887  $144,330  $ 103,217   $ 34,132   $  1,570  $1,424,779
                               =========   =========  ========  ========  =========   ========   ========  ==========

The accompanying notes are an integral part of the financial statements.

EXHIBIT II
1 of 2
                                         WARNER-LAMBERT COMPANY MASTER TRUST
                                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                          FOR BENEFITS WITH FUND INFORMATION
                                         FOR THE YEAR ENDED OCTOBER 31, 1998
                                               (Dollars in Thousands)

                                 W-L        W-L
                              Company     Colleague             Fixed     Combined   Combined   Combined
                               Stock       Stock      S&P 500   Income    Growth     One-Step   Income
                                Fund        Fund       Fund      Fund     Funds      Mix Funds   Funds     Total
                              --------    ---------  -------    ------   ---------   ---------  -------   --------
Additions to net assets attributable to:
Investment income:
 Interest income              $     63    $    620   $   133    $  167   $     118   $     49   $     2   $  1,152
 Dividend income                 7,952       4,949         -     8,728       6,424      1,727       255     30,035
 Realized gain(loss) on
  securities sold               78,878      54,425    13,900         -       4,237      1,745       (17)   153,168
 Unrealized appreciation
  (depreciation)               318,252     201,058    12,704         -     (13,089)       433      (299)   519,059

Contributions:
 Participant                         -      27,064     7,013     6,024      12,407      4,328       296      57,132
 Company                        19,234           7         6         -          13          1         -      19,261

Loan repayments                    417       4,693     1,016     1,304         853        347        15       8,645
                              --------    --------   -------    ------   ---------   --------   -------   ---------
Total additions                424,796     292,816    34,772    16,223      10,963      8,630       252     788,452
                              --------    --------   -------    ------   ---------   --------   -------   ---------
Deductions from net assets attributable to:
 Distributions to participants (57,022)    (27,867)  (11,896)  (20,400)     (7,962)    (4,628)     (382)   (130,157)
 Loan issuances                   (668)     (6,264)   (1,068)   (1,492)       (676)      (359)      (18)    (10,545)
 Administrative expenses           (21)       (475)     (120)     (169)       (109)       (56)       (3)       (953)
 Interfund transfers           (32,131)      8,554    (7,337)   23,302      (1,250)     5,243     3,619           -
                              --------    --------   -------   -------   ---------   --------   -------    --------
Total deductions               (89,842)    (26,052)  (20,421)    1,241      (9,997)       200     3,216    (141,655)
                              --------    --------   -------   -------   ---------   --------   -------    --------
Increase in net assets during
 the year                      334,954     266,764    14,351    17,464         966      8,830     3,468     646,797
Net assets available for benefits:
 Beginning of period           643,205     374,438   123,887   144,330     103,217     34,132     1,570   1,424,779
                              --------    --------   -------   -------   ---------   --------   -------   ---------
 End of period                $978,159   $ 641,202  $138,238  $161,794   $ 104,183   $ 42,962   $ 5,038  $2,071,576
                              ========   =========  ========  ========   =========   ========   =======  ==========

The accompanying notes are an integral part of the financial statements.

EXHIBIT II
2 of 2
                                              WARNER-LAMBERT COMPANY
                                                   MASTER TRUST
                                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                        FOR BENEFITS WITH FUND INFORMATION
                                        FOR THE YEAR ENDED OCTOBER 31, 1997
                                              (Dollars in Thousands)

                                 W-L          W-L
                               Company     Colleague             Fixed    Combined     Combined   Combined
                               Stock         Stock    S&P 500    Income   Growth       One-Step   Income
                                Fund         Fund       Fund      Fund     Funds      Mix Funds   Funds      Total
                              --------     --------   -------    ------  ----------  ---------   --------   --------
Additions to net assets attributable to:
Investment income:
 Interest income              $     52     $    477   $   156   $   216  $      145   $      54  $      -  $   1,100
 Dividend income                 6,889        3,661         -     8,680       3,910       1,263        62     24,465
 Net realized gain on
  securities sold               33,663       20,284     9,539         -       3,778       1,303         2     68,569
 Changes in unrealized
  appreciation                 335,750      178,234    21,766         -      10,150       2,686        31    548,617
                              --------     --------   -------   -------  ----------   ---------  --------  ---------
Contributions:
 Participant                         -       17,972     7,267     6,829      10,560       3,895       174     46,697
 Company                         8,767           14        19        62          15           3         -      8,880
                              --------     --------   -------   -------  ----------   ---------  --------  ---------
                                 8,969       17,986     7,286     6,891      10,575       3,898       174     55,577
                              --------     --------   -------   -------  ----------   ---------  --------  ---------
Total additions                385,121      220,642    38,747    15,787      28,558       9,204       269    698,328
                              --------     --------   -------   -------  ----------   ---------  --------  ---------
Deductions from net assets attributable to:
 Distributions to participants (30,138)     (13,323)   (6,680)  (13,418)     (4,007)     (1,717)      (18)   (69,301)
 Administrative expenses           (21)        (291)     (108)     (171)        (84)        (40)       (1)      (716)
 Interfund transfers           (10,228)      21,340    (9,616)   (5,454)      1,977         879     1,102          -
                              --------     --------   -------   -------  ----------   ---------  --------  ---------
Total deductions               (40,387)       7,726   (16,404)  (19,043)     (2,114)       (878)    1,083    (70,017)
                              --------     --------   -------   -------  ----------   ---------  --------  ---------
Increase(decrease) in net assets
 during the year               344,734      228,368    22,343    (3,256)     26,444       8,326     1,352    628,311
Net assets available for benefits:
 Beginning of period           298,471      146,070   101,544   147,586      76,773      25,806       218    796,468
                              --------     --------   -------   -------  ----------   ---------  --------  ---------
 End of period                $643,205     $374,438  $123,887  $144,330  $  103,217   $  34,132  $  1,570 $1,424,779
                              ========     ========  ========  ========  ==========   =========  ======== ==========
The accompanying notes are an integral part of the financial statements.


Exhibit III


                     WARNER-LAMBERT COMPANY
                          MASTER TRUST
                NOTES TO THE FINANCIAL STATEMENTS
                     (Dollars in Thousands)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statement Presentation

The financial statements of the Warner-Lambert Company Master Trust (the "Master Trust") include the assets of the Warner-Lambert Savings and Stock Plan and the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico (collectively the "Plans") and are prepared on a modified cash basis of accounting. The Plans are defined contribution profit-sharing savings plans, subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The assets of the Plans have been commingled for investment and administrative purposes in the Master Trust. Accordingly, the Plans do not own specific Master Trust assets but rather maintain an undivided beneficial interest in such assets. Each Plan's interest in the Trust is credited or charged for contributions, transfers and distributions. Realized gains and losses and changes in net unrealized appreciation or depreciation on investments were allocated to the Plans based upon each Plan's beneficial interest in the net assets of the Master Trust.

Valuation of Investments

Investments traded on a national exchange are valued based upon the last published quotations for the last business day of the year. Short-term investments are valued at cost which approximates market value. The fully benefit-responsive group annuity and investment contracts, the principal and interest of which are guaranteed, are valued at contract value representing contributions made under the contracts, plus interest at the contract rate, less funds withdrawn. Contract value approximates fair value. The average annual yield and average annual crediting interest rate of these investments for each of the years ended 12/31/98 and 12/31/97 was 6%.

Investment Income

Dividend and interest income are recorded by T. Rowe Price (the "Trustee") as earned. Realized gains and losses from the sale of securities are accounted for as of the trade date. In calculating such amounts, the cost of investments sold is determined on a basis of the moving average acquisition cost.

Expenses

All expenses incurred are borne by the Plans.


NOTE 2 - TAX STATUS OF THE MASTER TRUST:

The Plans in the Master Trust are intended to be qualified plans under
Section 401(a) of the Internal Revenue Code, and the Master Trust established thereunder is entitled to exemption from federal income tax under the provisions of Section 501(a) of the Code. Accordingly, no provision for federal income tax has been made.







Note 3 - SIGNIFICANT INVESTMENTS:

The following investments represent over 5% of the assets held for investment purposes by the Master Trust at:

                                       October 31,  October 31,
1998                      1998         1997
                                       ----------   -----------
Warner-Lambert Company Common Stock    $1,619,361   $1,017,643

S&P 500 Fund                              138,238      123,887


Note 4 - TRUST ADMINISTRATION:

The Retirement and Savings Plan Committee of the Warner-Lambert Company Board of Directors (the "Committee") monitors and reports on the selection and termination of trustees and investment managers and on the investment activity and performance. The Committee also implements the overall asset allocation guidelines as established by the Board of Directors and decides on benefit appeals. The Investment Committee, established by the Warner-Lambert Company Board of Directors, is responsible for the daily administration of the Master Trust, including oversight of plan investments, plan trustees and investment managers.








                   Consent of Independent Accountants


We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration Statement on Form S-8 (Nos. 33-12209 and 33-49244) of Warner-Lambert Company of our report dated May 19, 1999 appearing on page 2 of this Form 11-K.






PRICEWATERHOUSECOOPERS LLP
Florham Park, New Jersey
June 3, 1999